Exhibit 6.1

AMENDED AND RESTATED LICENSE AGREEMENT

This Amended and Restated License Agreement (this “Agreement”), dated as of March 20, 2017 (“Effective Date”), is entered into between inXile Entertainment, Inc. (“Developer”) and Fig Publishing, Inc., a Delaware corporation (“Fig”), which fully amends and restates the License Agreement, dated as of September 9, 2016, between the parties and the Amended and Restated License Agreement, dated as of September 14, 2016, between the parties.

WHEREAS, Developer is the developer of the Licensed Game;

WHEREAS, Fig is a co-publisher of video games;

WHEREAS, Fig desires for Developer to retain all Intellectual Property Rights and retain creative control over the Licensed Game.

WHEREAS, Fig wishes to non-exclusively license the Licensed Game from Developer and participate in revenue sharing of the Licensed Game; Developer wishes to non-exclusively license the Licensed Game to Fig, to exploit the Licensed Game in accordance with the following terms and conditions;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1.	CONDITION PRECEDENT. Fig’s obligations in this Agreement are conditioned upon the success of a crowdfunding campaign on Fig.co, which means the achievement of the overall goal set forth in such campaign when it launches (the “Fig Campaign”).

2.	FIG FUNDS; DISTRIBUTION; REVENUE SHARING.

2.1	Fig Funds. Fig shall pay to Developer $1,200,000 of Fig Funds no later than thirty (30) days after the successful completion of Developer’s Fig Campaign. As used herein, “Fig Funds” means funds from the Fig Campaign (excluding any rewards proceeds from the Fig Campaign) which have been paid to Developer by Fig to be used by Developer in the development of the Licensed Game including initial development work done in connection with the Fig Campaign. Fig may pay additional Fig Funds amounts to Developer from time to time prior to the Expected Delivery Date (as defined in Section 4.1), up to a maximum aggregate Fig Funds amount of $2,500,000.

2.2	Distribution Agreements.

2.2.1	“Distribution Agreement” means an agreement whereby one counterparty is granted the right to distribute, deliver, transmit, stream, resell or wholesale the Licensed Game. “Distributor” means the distributing counterparty to a Distribution Agreement.

2.2.2	Developer may enter into any Distribution Agreement in its discretion, provided that each such Distribution Agreement establishes terms based on arm’s-length dealings, as determined by Developer in good faith. Developer agrees as soon as reasonably practicable to notify Fig by email or in writing when it enters into any Distribution Agreement and to provide Fig with a copy of such Distribution Agreement.

2.2.3	Fig will obtain Developer’s prior written approval for each Distribution Agreement that Fig enters into with a Distributor, which approval may be withheld in Developer’s sole discretion. Fig may serve as Distributor of the Licensed Game on the PC Licensed Platforms on its own website Fig.co pursuant to the license granted in Section 3.1.

2.2.4	Steam Keys. Developer will deliver to Fig 10,000 valid Steam game keys of the Licensed Game on the PC Licensed Platforms (or such other format of keys as mutually agreed) (the “Fig Keys”) no later than 14 days from the Licensed Game’s commercial launch to be held and used by Fig solely for the sale of the Licensed Game on Fig.co or to any pre-approved Distributors pursuant to Section 2.2.3 during the term of this Agreement and at Fig’s sole discretion. The Fig Keys shall be deemed the sole property of Fig and Developer hereby represents and warrants that Developer shall not, and shall not allow any third party to, interfere in any manner with Fig’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

2.3	Revenue Sharing. Developer shall pay to Fig the Fig Share in accordance with the terms below.

2.3.1	“Gross Receipts” means: (i) the Licensed Game receipts actually received by Developer (or by Fig from Fig.co or any pre-approved Distributors) from the distribution of the Licensed Game on the Licensed Platforms; (ii) the amounts earned by Developer from Third Party Co-Publishers from the sale and distribution of the Licensed Game on the Licensed Platforms (i.e., amounts earned by Developer from actual unit sales that are applied to recouping Advances from the Third Party Co-Publisher as opposed to cash receipts); and (iii) the rewards proceeds from Developer’s Fig Campaign; provided that such rewards proceeds will not be considered Gross Receipts for purposes of calculating the Fig Share until ninety (90) days following the commercial release of the Licensed Game. As a matter of clarity, (a) Gross Receipts shall not include advances or upfront license fees paid to Developer from Third Party Co-Publishers (“Advances”) and (b) the Console Licensed Platforms will be included for purposes of calculating Gross Receipts but Fig is not obtaining a license to the Console Licensed Platform versions of the Licensed Game.

2.3.2	The “Fig Share” is calculated by the Gross Receipts multiplied by the Calculated Rate.

2.3.2.1	Until the Fig Share cumulatively reaches an amount equal to 1.36 times the Fig Funds, the “Calculated Rate” shall equal thirty-one percent (31%).

2.3.2.2	Thereafter, the “Calculated Rate” shall equal ten percent (10%).

2.3.2.3	If at any time the monthly amount of the Fig Share falls to less than $1,000 for three (3) consecutive months, then at the end of such 3-month period the accrual of the Fig Share shall be suspended. Thereafter, if at any time the monthly amount of the Fig Share that would have accrued, had accrual not been suspended, equals or exceeds $1,000 for three (3) consecutive months, then at the end of such 3-month period the Fig Share shall again accrue. No Fig Share shall be due to Fig in respect of any period during which accrual is suspended.

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2.3.3	Fig shall pay to Developer the Gross Receipts minus the Fig Share (the “Developer Royalty”) for Licensed Game Receipts deriving from Fig.co or pre-approved Distributors, in accordance with the terms in this Section 2.3. The Gross Receipts received by Fig less the Developer Royalty will be applied toward the Fig Share for purposes of Section 2.3.2.

2.3.4	Statements and Payments. The Fig Share and the Developer Royalty shall be paid no later than forty-five (45) days after the end of the calendar quarter in which the Licensed Game Receipts are received and include a statement regarding the payment and showing the details on the calculation of the Fig Share or the Developer Royalty.

2.4	Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States, the paying party shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. The paying party shall use commercially reasonable efforts to furnish to the receiving party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to the receiving party for its pro-rata share of such tax credit, if any. If for any reason the paying party does not withhold such taxes, then the receiving party agrees to pay such taxes within sixty (60) days from the date of notice from the paying party. If the receiving party does not pay such taxes and the relevant tax authority holds the paying party liable, then the receiving party agrees to indemnify Fig for any such liability within sixty (60) days from the date of Fig’s notice thereof.

2.5	Developer Records; Audit. Developer shall maintain books and records reasonably sufficient to permit verification of any payment of Fig Shares or the use of the Fig Funds or Advances toward the development, marketing or publishing of the Licensed Game. Fig shall be permitted to examine these books and records, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Developer’s business. In the event any such inspection reveals that Developer has underpaid any payment of Fig Shares or spent a majority of the Fig Funds or Advances for purposes unrelated to the development, marketing or publishing of the Licensed Game, then Developer will (i) in the case of underpaid payment of Fig Shares, immediately pay the underpaid amounts upon demand, or (ii) in the case of misused Fig Funds, immediately return to Fig such amount that is verified to be misused, upon written demand from Fig; any such repayment of Fig Funds shall not affect the allocation of the Fig Share (as defined in Section 2.3.2) resulting from the Fig Funds paid to Developer by Fig; provided that the reduced Fig Funds amount after such refund will be used in the calculation. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One Percent (1.0%) per month, or (ii) the maximum rate permitted by law.

2.5.1	In addition to the foregoing remedy, Fig may sell, and have full rights and license to sell at Fig’s sole discretion, an amount of Fig Keys through any Distributor, and retain 100% of the sales receipts of those sales, that is sufficient to offset the underpaid amount.

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2.6	Fig Records; Audit. Fig shall maintain books and records reasonably sufficient to permit verification of any payment of Developer Royalty. Developer shall be permitted to examine these books and records, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Fig’s business. In the event any such inspection reveals that Fig has underpaid any payment of Developer Royalty, then Fig will immediately pay the underpaid amounts upon demand. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One Percent (1.0%) per month, or (ii) the maximum rate permitted by law.

3.	NON-EXCLUSIVE LICENSE; CO-PUBLISHERS.

3.1	Non-Exclusive License. Subject to Section 7 (Term and Termination) of this Agreement, Developer grants to Fig a non-exclusive, irrevocable, non-transferrable, worldwide, fully paid up, non-sub-licensable (except for sublicenses to pre-approved Distributors, if any) right and license to use, license, sell, advertise, promote, publicly perform, distribute, display, and otherwise utilize the Licensed Game on the PC Licensed Platforms for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the Licensed Game to Fig.co solely via digital download on a “buy and download” basis, and any pre-approved Distributors according to Section 2.2.3 (the “Publishing License”), subject to and as may be limited by any licenses Developer has granted or will grant to any third-party Co-Publisher. Fig will ensure that the Licensed Game is hosted on Fig.co on a secure server and maintain recognized industry security systems and procedures to prevent any unauthorized access to or distribution of the Licensed Game. Fig will immediately report to Developer any unauthorized hacking or access to its systems or the Licensed Game.

3.1.1	Licensed Game. The “Licensed Game” means each version of the video game described on Exhibit A for each of the Licensed Platforms, including updates, enhancements and DLC. “DLC” of a video game means downloadable additional content or expansions for a video game which require the installation and license of such video game to be played by an end user.

3.1.2	Licensed Platforms. “Licensed Platforms” means the following platforms: the Microsoft Windows operating system, the Linux operating system and the Apple Macintosh operating system, PlayStation 4, Xbox One, and all future versions thereof. The Microsoft, Linux and Apply Licensed Platforms are referred to as the “PC Licensed Platforms” and the PlayStation and Xbox Licensed Platforms are referred to as the “Console Licensed Platforms”.

3.2	Developer Brand Features License. Subject to the terms and conditions of this Agreement including Section 7 (Termination), Developer grants to Fig a non-exclusive, irrevocable, fully paid up, non-sublicensable (except for sublicenses to pre-approved Distributors, if any), non-transferable, worldwide right and license to use, create Derivative Works of, display and otherwise utilize the Developer Brand Features and components of the Licensed Game in connection with Fig’s promotion and marketing of the Licensed Game in the exercise of its Publishing License (collectively with the Publishing License, the “Video Game License”), subject to and as may be limited by any licenses Developer has granted or will grant to any third-party Co-Publisher. Any modifications or Derivative Works of the Licensed Game must be approved by Developer in advance.

3.2.1	“Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer related to the Licensed Game.

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3.2.2	“Derivative Work” means a work that is derived from the Licensed Game such that the use thereof would infringe upon the Intellectual Property Rights in the Licensed Game.

3.2.3	“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

3.3	Third Party Co-Publishers.

3.3.1	“Third Party Co-Publisher” means any other party granted a license to exploit the Licensed Game in consideration for funding the development, advertising, marketing or promotion of the Licensed Game or otherwise designated as a “publisher of record.”

3.3.2	Subject to Section 3.3.3 below, Developer may enter into a Third-Party Co-Publisher Agreement in its discretion. Developer agrees as soon as reasonably practicable to notify Fig by email or in writing after it enters into any Third-Party Co-Publisher Agreement with a Third-Party Co-Publisher and to provide Fig with a copy of such Third-Party Co-Publisher Agreement.

3.3.3	Developer agrees that any agreement between Developer and a Third-Party Co-Publisher (a “Third-Party Co-Publisher Agreement”) shall:

a.	establish terms through good faith and arm’s-length dealings;

b.	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Co-Publisher (“Developer’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Developer shall use commercially reasonable efforts to exercise its Developer’s Audit Rights and report findings to Fig;

c.	use commercially reasonable efforts to require that each Third-Party Co-Publisher forward copies of all statements from Distributors to Developer, and Developer shall forward such copies to Fig, as soon as reasonably practicable.

3.4	License Restrictions. Notwithstanding any contrary terms contained herein, Fig agrees to comply with the following restrictions: i) Fig shall not distribute or sell any Licensed Game and/or Fig Key as part of a give-away distribution or as “premiums” meant to promote the sale of any other product, company or service (or advertise, market or otherwise promote any of the same), except with the advance written consent of Developer, which may be withheld, conditioned or granted in Developer’s discretion; ii) Fig is authorized to distribute the Licensed Game or Fig Keys via electronic digital download on a standalone basis only and Fig is prohibited from bundling the Licensed Game as multi-product offerings or with any other software games or products, or any physical media distribution of the Licensed Game; iii) Fig shall not decompile, reverse engineer, disassemble or otherwise reduce the Licensed Game software to a human perceivable form. Fig also agrees not to permit or enable any other person to do any of the foregoing.

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3.5	Reservation of Rights. All rights in and to the Licensed Game, Developer Brand Features and Derivative Works (and any derivatives thereof or modifications thereto) not expressly granted to Fig are expressly reserved by Developer. Fig shall not, except with the advance written consent of Developer, which may be withheld, conditioned or granted in Developer’s discretion, copy, modify, disclose, display, perform or distribute to any person all or any part of the Licensed Game, or Developer Brand Features except as specifically permitted pursuant to this Agreement. No provision of this Agreement is meant to preclude the sale, distribution, marketing, licensing or any other exploitation by Developer, by any means, of any of the Licensed Game and Developer Brand Features or any other tangible or intangible property and related rights.

3.6	Ownership of Intellectual Property. Except for the limited licenses expressly granted by Fig herein, as between Developer and Fig, Developer retains all right, title and interest in and to all worldwide Intellectual Property Rights associated, inherent or embodied in the Licensed Game and Developer Brand Features and any other related materials furnished to Fig by Developer hereunder. Fig shall not adopt, use, or attempt to register any trademarks, domain names, service marks, trade names and the like that are or may be confusingly similar to the Intellectual Property Rights of Developer or in such a way as to create combination marks with the Intellectual Property Rights of Developer. All references in this Agreement to the “sale” or “selling” of a Licensed Game shall mean the sale of a license to install and use the Licensed Game in accordance with the terms of the applicable end-user license for such Licensed Game. All references in this Agreement to “purchase” or “purchasing” of a Licensed Game shall mean the purchase of a license to install and use the Licensed Game in accordance with the terms of the applicable end-user license agreement. Fig acknowledges and agrees that if any use of the Developer Brand Features by Fig enhances the value of such Developer Brand Features, such enhancements will inure to the sole benefit of Developer. If Fig acquires any rights in any Developer Brand Features by operation of law or otherwise, then it will immediately, at no cost or expense to Developer, assign such rights to Developer along with all associated goodwill.

3.7	The sales price to end users for the Licensed Game by Fig on Fig.co shall be the retail price as provided by Developer from time to time and not changed without written approval from Developer. For the avoidance of doubt, Developer has the sole discretion to determine the prices and fees charged for the Licensed Game sold on Fig.co to end users.

4.	DELIVERY; CONSULTATIONS; ETC.

4.1	Delivery. Upon the completion of the Licensed Game on each of the Licensed Platforms, Developer shall deliver the Licensed Game in executable Object Code format for each of the Licensed Platforms to Fig in a form mutually agreed to (the “Delivered Game”). Developer currently estimates that the expected delivery date of the License Game will be no later than October 31, 2019 (as may be extended by Developer for up to six months, and as may thereafter be extended only by mutual agreement of Developer and Fig, with Fig’s approval not to be unreasonably withheld or delayed, the “Expected Delivery Date”). Developer will be in control over the development schedule and the ultimate schedule is subject to changes based on a number of factors including the level of Fig Funds and other monies raised by Developer to support additional game design features. The Licensed Game must be delivered to Fig materially free of errors, bugs, defects, malfunctions, failures, nonconformity or other deficiency in the operation of the Licensed Game. Additionally, Developer shall promptly deliver to Fig any and all bug fixes, updates or upgrades of the Licensed Game that Developer develops for the Licensed Platforms, if any. “Object Code” means computer software, not readily perceivable by humans, and suitable for machine execution without the intervening steps of interpretation or compilation.

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4.2	Quarterly Developer Reports. Developer shall provide a report no later than the last business day of each calendar quarter prior to the Expected Delivery Date regarding the status of the Licensed Game’s development. The Parties also agree to schedule a meeting with respect to each calendar quarter prior to the Expected Delivery Date to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference).

4.3	Cooperation and Consultation. Developer and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed Game. Developer and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed Game, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Developer agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed Game, then-current resource schedules and project timetables, and other documents and information material to the foregoing consultations.

4.4	Market Stand-Off. Developer agrees that for a period of one (1) year from the date Fig first makes the Licensed Game generally available to the public for purchase on the Licensed Platforms, Developer shall not publish, distribute or release to the public any video game, virtual reality or other interactive entertainment Derivative Works of the Licensed Game that is sold or licensed as a separate executable format for the Licensed Platforms, including, without limitation, any sequels, prequels, spin-offs, or other video games based upon or otherwise featuring any of the settings, characters or “universe” of the Licensed Game, without the prior written approval of Fig, which shall not be unreasonably withheld. Notwithstanding the foregoing, any game or Derivative Work that is in a different category than role-paying genre is permitted and will not be subject to this market stand-off restriction.

4.5	No Liens or Encumbrances. Developer has not and will not, for a period commencing on the Effective Date and continuing through the first anniversary of the commercial release of the Licensed Game, cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, the Intellectual Property Rights in and to the Licensed Game, without Fig’s prior written consent, and Developer has not and will not allow any of the forgoing to occur; provided that the foregoing shall not prohibit Developer from granting customary security interests in all or substantially all its assets in connection with the incurrence of ordinary-course commercial indebtedness.

4.6	Questionnaire. Fig understands and acknowledges that Developer’s responses to Fig’s form of Developer Questionnaire have been completed and delivered to Fig by Developer in good faith as part of Fig’s due diligence investigation of Developer; however Fig hereby acknowledges, understands and agrees that (i) although Developer has no reason to believe that such responses are not accurate and complete, Developer assumes no responsibility for the accuracy or completeness of such responses, (ii) such responses are not incorporated into this Agreement or being relied upon in any manner by Fig in entering into this Agreement, and (ii) Fig will maintain and preserve the confidentiality of such responses in accordance with Section 6 below, except that Fig may include information from the Developer Questionnaire in materials used in the offering of Fig’s securities related to the Licensed Game, including Fig’s public filings with the SEC, which descriptions shall be reasonably acceptable to Developer.

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5.	REPRESENTATIONS AND WARRANTIES.

5.1	Ownership. Developer represents that it is the owner of, or has sufficient licensed rights to, the Licensed Game, the Developer Brand Features, and all related Intellectual Property Rights.

5.2	No Conflict. Developer represents that its execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party.

5.3	Game Content. Developer represents that the Licensed Game does not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components.

5.4	Sufficiency of Funds. Developer represents that the sum of the (i) Fig Funds; (ii) the proceeds of a successful rewards crowdfunding campaign on Fig; and (iii) funds currently available or will be available to Developer in a reasonable timeframe, is an amount that will be sufficient to develop the Licensed Game for the Licensed Platforms in accordance with the Agreement.

5.5	Fig Warranties. Fig represents to Developer that: i) it will comply with all applicable laws, rules and regulations in connection with the solicitation and raising of the Fig Funds including without limitation all applicable securities laws, rules and regulations, ii) it is a corporation duly organized and existing under the laws of the state of its incorporation; iii) it has the right to enter into this Agreement; and iv) its entry into this Agreement will not cause a breach of its contractual obligations to third parties.

5.6	DISCLAIMER. EXCEPT FOR THE EXPRESSED WARRANTIES STATED IN THIS AGREEMENT, DEVELOPER AND FIG MAKE NO FURTHER WARRANTIES AND EACH HEREBY DISCLAIMS ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS, INCLUDING BUT NOT LIMITED TO THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND ANY WARRANTY ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICE. OTHER THAN AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE LICENSED GAME IS PROVIDED BY DEVELOPER ON AN “AS-IS” AND “AS AVAILABLE” BASIS.

6.	CONFIDENTIAL INFORMATION.

6.1	Confidential Information. Each party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other party that may not be known to the general public (collectively, “Confidential Information”).

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6.2	No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

6.3	Exclusions. The Parties’ obligations above shall not apply to Confidential Information which: (i) is a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party who is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s written business records; or (v) information used in the Fig’s description of Developer and the Licensed Games in materials used in the offering of the Fig’s securities related to the Licensed Game, including Fig’s public filings with the SEC. Notwithstanding the provisions of Section 6.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

7.	TERM AND TERMINATION.

7.1	Term. The term of this Agreement will start as of the Effective Date and will continue until terminated as set forth in this Section 7. Notwithstanding the foregoing, the licenses and distribution rights granted to Fig pursuant to Sections 3.1 and 3.2 shall expire and terminate five (5) years following the commercial release of the Licensed Game.

7.2	Failure of Condition Precedent. Either Fig or Developer may terminate this Agreement immediately upon written notice to the other party in the event that the condition precedent set forth in Section 1 have not been achieved within 180 days of the Effective Date.

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7.3	Termination for Cause. Either party may terminate this Agreement upon written notice to the other party: (i) upon a default or breach by the other party of any of its material obligations under this Agreement, or any material inaccuracy on such other party’s part with respect to any representation or warranty by such other party, unless within thirty (30) calendar days after receipt of written notice of such default, the defaulting Party remedies such default (the “Cure Period”); or (ii) if the other party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other party and not dismissed within ninety (90) days.

7.4	Effect of Termination.

7.4.1	Upon any termination of this Agreement pursuant to this Section 7 by Developer, all obligations and rights and licenses granted hereunder shall immediately terminate and each party shall have no further obligation to make any payments contemplated by Section 2 (other than any such payments attributable to any period(s) ending on or before the date of termination that have not yet been paid). Each party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other party up to the effective date of termination.

7.4.2	In the event Fig has terminated this Agreement pursuant to this Section 7, Fig shall be entitled, in addition to any other rights and remedies, to recover any portions of the Fig Funds that have been advanced to Developer in excess of the Gross Receipts that have been paid to Fig or retained by Fig (the “Unrecouped Paid Advances”) as follows:

7.4.2.1	Developer shall pay to Fig the equivalent of the Fig Share with respect to future Licensed Game Receipts received by Developer until the Unrecouped Paid Advances are paid back in full;

7.4.2.2	If Developer sells or transfers the Licensed Game or all or substantially all of the Intellectual Property Rights related to the Licensed Game, pay to Fig an amount equal to the Unrecouped Paid Advances from the proceeds of the sale, and if the proceeds are not sufficient to fully pay back the Unrecouped Paid Advances, Developer will require the purchaser of the Licensed Game or all or substantially all of the Intellectual Property Rights to assume Developer’s obligations to pay back the Unrecouped Paid Advances.

7.5	Survival. Each of Sections 1 (Condition Precedent), 2.5 (Developer Records; Audit), 5 (Representations and Warranties), 6 (Confidential Information), 7 (Term and Termination), 8 (Indemnification; Limitation of Liability) and 9 (General) shall survive the termination of this Agreement. In the event the Licensed Game has been delivered to Fig pursuant to Section 4, following termination of this Agreement, the rights and licenses granted by Developer to Fig shall survive, solely to permit the distribution of the Licensed Game to end users who purchased, or other persons who have been permissibly distributed, the Licensed Game prior to termination. The parties acknowledge and agree that to the extent the licenses granted in Section 3 survive the termination of this Agreement, all terms and obligations under Section 2 hereof shall also survive. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is subject to Section 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such section.

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8.	INDEMNIFICATION; LIMITATION OF LIABILITY.

8.1	Indemnification. Each party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying party of its obligations, representations and warranties hereunder, or (ii) any claims by the indemnifying party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligation..

8.2	Notice; Participation. The Party claiming indemnification pursuant to this Section 8 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which the Indemnified Party becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to the Indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.3	Settlement. The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. However, the Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

8.4	Limitation of Liability. TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL EACH PARTY BE LIABLE TO THE OTHER PARTY OR ANY AFFILIATE OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF FIG SHALL HAVE BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

9.	GENERAL.

9.1	Authority. Each party represents and warrants to the other party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

9.2	Disclaimers. Neither Fig nor Developer makes any representation or warranty as to the amount of Licensed Game Receipts that will derive from the exploitation of the Licensed Game.

9.3	Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of California, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of San Francisco, California and the parties hereby consent to the exclusive personal jurisdiction and venue therein.

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9.4	Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one party are employees, consultants, contractors or agents of the other party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

9.5	Notices and Approvals. All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of the chief executive officer of the receiving Party at the address of the receiving Party set forth below, or at such different address as may be designated by such party by written notice to the other party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

9.6	No Assignment. This Agreement may not be assigned by either party to any other person or entity without the express written approval of the other party, and any attempt at assignment in violation of this section shall be null and void. Notwithstanding the foregoing, either party may assign its rights under this Agreement to a party purchasing the portion of such party’s business to which this Agreement relates, whether by merger, asset sale, stock sale or otherwise.

9.7	Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

9.8	Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

9.9	Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

9.10	Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

9.11	Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

9.12	Severability. If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

[Signatures follow]

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INTENDING TO BE LEGALLY BOUND, the Parties have each executed this Amended and Restated License Agreement by their duly authorized representatives, to be effective as of the date first written above.

INXILE ENTERTAINMENT, INC.		FIG PUBLISHING, INC.

By:	/s/ Brian Fargo	By:	/s/ Justin Bailey
Name:	Brian Fargo	Name:	Justin Bailey
Title:	Chief Executive Officer	Title:	Chief Executive Officer
Email:	brian@inxile.net	Email:	justin@fig.co
Address:	2727 Newport Blvd, Suite 200 Newport Beach, CA	Address:	599 3rd St., Suite 211 San Francisco, CA 94107

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Exhibit A

Licensed Game Description

Wasteland 3 is InXile’s direct sequel to Wasteland 2. Wasteland 3 will be a party-based roleplaying game, playable in single-player or multiplayer. Wasteland 3 evolves Wasteland 2’s deep turn-based combat, in a unique take on the post-apocalyptic setting in the frozen lands of Colorado.

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